March 10, 2020

Fred W. Wagenhals
President and Chief Executive Officer
AMMO, Inc.
7681 East Gray Road
Scottsdale, AZ 85260

       Re: AMMO, Inc.
           Registration Statement on Form S-1
           Filed March 4, 2020
           File No. 333-236888

Dear Mr. Wagenhals:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing